Filed pursuant to Rule 424(b)(3)
Registration Statement 333-116090

PROSPECTUS

Dotronix, Inc.

Warrants to Purchase 4,183,680 Shares of Common Stock and
4,183,680 Shares of Common Stock issuable upon exercise of such Purchase Warrants
(Warrant Dividend)
3,500 Shares of Common Stock issuable upon exercise of outstanding Purchase Warrants
1,181,500 Shares of Common Stock

        After the date of this prospectus, Dotronix, Inc. will distribute to its shareholders as a warrant dividend warrants to purchase up to 4,183,680 shares of Dotronix common stock. The dividend warrants as well as 4,183,680 shares of Dotronix common stock issuable upon exercise of such dividend warrants are included in this prospectus. As set forth under “Use of Proceeds” on page 9 of this prospectus, the warrant dividend will be distributed on August  20 , 2004 to all shareholders of record on June 30, 2004. The three-year warrants will be exercisable immediately at prices of $2.50, $5.00 and $7.50 per share, respectively. Dotronix will receive proceeds from this offering only in the event that dividend warrants are exercised.

        In several private transactions, Dotronix issued warrants to purchase 785,000 shares of Dotronix common stock to seven selling shareholders identified in the prospectus. The shares issuable upon exercise of such warrants were included in a registration statement filed with the Securities and Exchange Commission that became effective on August 12 , 2004. Prior to the date of this prospectus, warrants to purchase 781,500 shares of common stock were exercised, and the Company received proceeds of $217,500. Dotronix, Inc. will receive additional proceeds of $1,750 if the still outstanding warrants to purchase 3,500 shares of common stock are also exercised. After the date of this prospectus, the shares that were issued upon exercise of the warrants or will be issued upon the exercise of the still outstanding warrants may be offered at any time as set forth under “Plan of Distribution” on page 11 of this prospectus. Prices for the shares may be the market prices prevailing at the time of sale or may be negotiated by the selling shareholder and the buyer. Dotronix will not receive any of the proceeds from the offering of the shares.

        Seven selling shareholders of Dotronix identified in this prospectus are offering 1,181,500 shares of common stock that are already outstanding for sale in the offering, including 781,500 shares issued upon the exercise of the aforesaid warrants. These shares may be offered at any time after the date of this prospectus as set forth under “Plan of Distribution” on page 11 of this prospectus. Prices for the shares may be the market prices prevailing at the time of sale or may be negotiated by the selling shareholder and the buyer. Dotronix, Inc. will not receive any of the proceeds from the offering.

        The common stock is quoted on the OTC Bulletin Board under the symbol “DOTX.” The closing sale price of the common stock on August 12 , 2004 was $2.85 per share.

        Dotronix common stock is a risky investment. Before investing, you should read the “Risk Factors” section, which begins on page 4 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 16, 2004

         You should rely only on the information contained in this document. We have not authorized anyone to provide any different or additional information. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is illegal. The information in this prospectus is complete and accurate as of the date on the cover, but the information may change in the future.

_________________

Dotronix, Inc.

Warrants to Purchase 4,183,680 Shares of
Common Stock and
4,183,680 Shares of Common Stock issuable
upon exercise of such Purchase Warrants
(Warrant Dividend)

3,500 Shares of Common Stock issuable upon
exercise of outstanding Purchase Warrants

1,181,500 Shares of Common Stock

_________________

PROSPECTUS

_________________

August 16 , 2004

FORWARD LOOKING STATEMENTS

        This prospectus, including the information incorporated by reference herein and the exhibits hereto, may include “forward-looking” statements. Forward-looking statements broadly involve our current expectations for future results. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company’s control. These factors include but are not limited to economic conditions generally and in the industries in which the Company’s customers participate; competition within the Company’s industry, including competition from much larger competitors; technological advances that could render the Company’s products less competitive or obsolete; failure by the Company to successfully develop new products and implement its new business plan or to anticipate current or prospective customers’ product needs; price increases or supply limitations for components purchased by the Company for use in its products; availability of sufficient financing and delays, reductions, or cancellations of orders previously placed with the Company. Words such as “anticipates,” “believes,” “could” “estimates,” “expects,” “forecast,” “intend,” “may,” “plan,” “possible,” “project,” “should,” “will” and similar expressions generally identify our forward-looking statements. Any statement that is not a historical fact, including estimates, projections, future trends and the outcome of events that have not yet occurred, are forward-looking statements. Our ability to actually achieve results consistent with our current expectations depends significantly on certain factors that may cause actual future results to differ materially from our current expectations. These factors include, but are not limited to, the factors discussed below under “Risk Factors.”

        You must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. It is not possible to foresee or identify all factors that may affect our forward-looking statements, and you should not consider any list of such factors to be an exhaustive list of all risks, uncertainties or potentially inaccurate assumptions affecting such forward-looking statements.

        We caution you to consider carefully these factors as well as any other specific factors discussed with each specific forward-looking statement in this prospectus. In some cases, these factors have affected, and in the future (together with other unknown factors) could affect, our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by such forward-looking statements. No assurance can be made that any expectation, estimate or projection contained in a forward-looking statement can be achieved.

        We also caution you that forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statement, but investors are advised to consult any further disclosures by us on this subject in our filings with the Securities and Exchange Commission, especially on Forms 10-KSB, 10-QSB, and 8-K (if any), in which we discuss in more detail various important factors that could cause actual results to differ from expected or historic results. We intend to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 regarding our forward-looking statements, and are including the preceding cautionary language for the express purpose of enabling us to use the protections of the safe harbor with respect to all forward-looking statements.

SUMMARY

         We encourage you to read the entire prospectus carefully before investing in our common stock. The following summary is qualified in its entirety by the more detailed information, including the Financial Statements and the Notes thereto, included elsewhere in this Prospectus.

Our Company

         Dotronix, Inc., founded in 1980, was formerly a supplier and original equipment manufacturer of cathode ray tube (“CRT”) displays. In response to the declining demand for CRT displays and to opportunities arising from new display technologies, the Company closed its manufacturing facility in January 2003 and began to develop a new business plan. Pursuant to the Company’s new business plan, the Company intends to provide video signage systems to end users such as restaurants and retail stores. The Company plans to offer complete packages for such systems (including design, installation and maintenance) to potential customers. At least in the short term, the Company intends to outsource all or most of the installation and maintenance services. The necessary computer software will be acquired from third-party vendors; negotiations with several software vendors are currently ongoing. The Company will limit its reduced manufacturing capacities to the designing and testing of prototype units and specialty applications, such as the Mega-Screen™ rear projection unit, and most manufacturing will be outsourced.

         Our principal executive offices are located at 160 First Street, SE, New Brighton, MN 55112. Our telephone number is (651) 633-1742.

The Offering

Securities registered	Warrant dividend to be distributed on August 20, 2004 to shareholders of record on June 30, 2004: Warrants to purchase 4,183,680 shares of common stock and 4,183,680 shares of common stock issuable upon exercise of such warrants

3,500 shares of common stock issuable upon exercise of outstanding warrants held by one selling shareholder

1,181,500 shares of common stock offered by seven selling shareholders

Securities outstanding	5,581,941 shares of common stock(1)

Options and warrants to purchase 86,228 shares of common stock(2)

Use of Proceeds	Dotronix will not receive any proceeds from the sale of the warrants or the common stock included in this prospectus. The Company will receive any amounts payable upon exercise of the warrants. See “Use of Proceeds”.

_________________

(1)	Does not include shares of common stock issuable upon exercise of outstanding options and warrants.

(2)	Includes warrants held by one selling shareholder to purchase 3,500 shares of common stock.

RISK FACTORS

        Our operations and our securities are subject to a number of risks, including but not limited to those described below. If any of the following risks actually occur, the business, financial condition and/or operating results of our Company and the trading price and/or value of our securities could be materially adversely affected.

Risks Related to Our Business

        We cannot assure you that the video signage market will become viable or grow at a rate that will allow us to achieve profitability.

        Growth in demand for and acceptance of video signage systems is highly uncertain. We cannot assure you that this market will become viable or, if it becomes viable, that it will grow at a rate that will allow us to achieve profitability. The market for these systems has only recently begun to develop and is now evolving rapidly. We believe that many of our potential customers are not fully aware of the benefits of video signage systems. However, it is possible that these solutions will never achieve market acceptance or not to the extent anticipated.

        We have no operating history in the video signage industry and the fact that we operate in an emerging industry exposes us to risks that may affect our ability to execute our business model.

        We have revised our business plan and started offering our services as a provider for video signage systems in 2003. Except for sales made to four test sites, we have not yet had any sales of signage systems. Our business model is new and continues to evolve. In the future, we may revise our pricing models, and our cost model for our licenses of third-party software applications and other third-party supplies and services may also evolve. Changes in our anticipated business and financial model could materially impact our ability to become profitable in the future. You must consider these facts as well as the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. Some of the risks and difficulties relate to our potential inability to:

  acquire customers;
  reduce costs associated with the delivery of services to our customers;
  acquire or license third-party software applications at a reasonable cost or at a cost structure beneficial to us;
  integrate successfully software and equipment we purchase from our suppliers;
  continue to offer new services that complement our existing offerings;
  increase awareness of our brand; and
  maintain our current, and develop new, strategic relationships.

        We cannot assure you that we will successfully address these risks or difficulties. If we fail to address any of these risks or difficulties adequately, we will likely be unable to execute our business model.

        The market acceptance of our products is critical to our growth.

        We intend to generate revenue from the design, installation and maintenance of video signage systems. The market acceptance of our products is therefore critical to our growth. We continue to spend a significant amount of time and resources improving existing and developing new products, and on marketing our products. We are making these significant time and resource expenditures in advance of any prospect of a revenue stream under our new business plan. If our customers do not accept our video signage products and purchase them, then our revenue, cash flow, operating results and/or stock price would be negatively impacted.

        We may lose business to larger and better-financed competitors.

        A number of entities offer digital signage systems, and new competitors may enter the market in the future. Some of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Some of our competitors may also be able to provide customers with additional benefits at lower overall costs in an effort to increase market share. We cannot be sure that we will be able to match product offerings of our competitors. These competitors and other companies may form strategic relationships with each other to compete with us. These relationships may take the form of strategic investments, joint-marketing agreements, licenses or other contractual arrangements, which arrangements may increase our competitors’ ability to address customer needs with their product and service offerings. There may be consolidation in the market for our products that could lead to increased price competition and other forms of competition that could cause our business to suffer.

        We have not generated any significant revenues under our new business plan and, because we expect that for the foreseeable future our investment in our business will be greater than our revenues, we expect that we will continue to incur significant operating losses and negative cash flow, and we may never be profitable.

        We have spent significant funds to date to develop and refine our video signage systems and related service and to develop our sales and marketing resources. We have incurred significant operating and net losses and negative cash flow and have not achieved profitability. As of March 31, 2004, we had an accumulated deficit of approximately $485,000, as opposed to a deficit of approximately $170,000 as of June 30, 2003. Furthermore, we continue to operate on the basis of negative working capital. As of June 30, 2003, our current liabilities exceeded our current assets by approximately $580,000. As of March 31, 2004, our current liabilities exceeded our current assets by approximately $341,000.

        We expect to continue to invest significantly in research and development of our product offerings. We also plan to spend significant funds to promote our Company and our services. In addition, we expect to continue to incur significant fixed and other costs associated with customer acquisitions and with the implementation and configuration of signage systems for customers. As a result of all of these factors, to achieve operating profitability, we will need to develop our customer base and attain a level of costs of providing services, including the costs of any licensed technology, that is compatible with profitability. We cannot assure you that we will be able to generate any revenues or increase our operating efficiencies in this manner.

        We will need additional financing to fund our operations, which financing may not be available to us on favorable terms or at all, in which event our operations may be adversely affected.

        We will need additional capital to fund our operations. We may receive some funds upon exercise of some or all of the warrants that are included in this prospectus. Our success will depend upon our ability to effectively market and sell our existing products, develop and commercialize new products, meet the demands of our customers, respond quickly to changes in our market and control expenses and cash usage. If adequate funds are not available or are not available on acceptable terms, our ability to take advantage of unanticipated opportunities, develop or enhance products and services or otherwise respond to competitive pressures would be significantly limited.

        In connection with further efforts to raise capital or obtain additional financing, we may be obligated to issue additional shares of our common stock or warrants or other rights to acquire common stock on terms that will result in dilution to existing shareholders or place restrictions on operations. We may also be unsuccessful in obtaining additional equity capital or financing on any terms, in which event our operations or relations with creditors may be adversely affected.

        Our dependence on subcontractors and sole or limited source suppliers may prevent us from delivering an acceptable product on a timely basis and could result in disruption of our operations.

        We intend to rely on subcontractors to manufacture, install and maintain our systems and we anticipate that we will depend on single or limited source suppliers for some of our purchases. Our reliance on subcontractors will reduce the level of control we have and will expose us to significant risks such as inadequate capacity, late delivery, substandard quality and high costs, all of which would adversely affect our business.

        If a supplier were to become unable to provide parts in the volumes needed or at an acceptable price, we would have to identify and qualify acceptable replacements from alternative sources of supply. If we were unable to obtain these components in a timely fashion, we may not be able to meet demands. We believe that we would be able to find alternative solutions if supplies were unavailable from any of our current sole source suppliers. This may take time and the disruption would adversely affect our results of operations.

        Some shareholders exercise significant voting control over our Company, which may give them substantial influence over our affairs.

         The Estate of our late chief executive officer beneficially owns approximately 11.9% and one individual investor owns about 19.7% of our outstanding common stock. These shareholders are able to exercise significant influence over matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control or our Company. These actions may be taken even if they are opposed by our other shareholders.

        Our success depends on our ability to attract and retain key personnel.

        Our future success will depend substantially on the continued services and performance of our senior management and other key personnel. We have relatively few senior personnel. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate technical, managerial and sales personnel. Competition for such personnel is intense, and we cannot assure that we will succeed in attracting and retaining such personnel. Our failure to attract and retain the necessary technical, managerial and sales personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

        Third parties may claim that we are infringing upon their intellectual property and we could suffer significant litigation costs, licensing expenses or be prevented from selling our products.

        Intellectual property rights are uncertain and involve complex legal and factual questions. We may be unknowingly infringing upon the intellectual property rights of others and may be liable for that infringement, which could result in significant liability for us. If we were to become involved in a dispute regarding intellectual property, we may become involved in legal proceedings. These types of proceedings may be costly and time-consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain licenses, modify certain of our products or processes, or stop making or using particular products or processes. Similarly, changing our products or processes to avoid infringing upon the rights of others may be costly or impractical.

Risks Related to this Offering

        Our stock price is volatile, and you may not be able to resell your shares at or above the price at which you acquired your shares.

        The market price of our common stock has been subject to significant volatility, and trading volume historically has been low. Factors affecting our market price include:

  our perceived prospects;
  negative variances in our operating results, and achievement of key business targets;
  limited trading volume in shares of our common stock in the public market;
  sales or purchases of large blocks of our stock;
  changes in, or our failure to meet, our earnings estimates;
  changes in securities analysts’ buy/sell recommendations;
  differences between our reported results and those expected by investors and securities analysts;
  announcements of new contracts by us or our competitors;
  announcements of legal claims against us;
  market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;
  developments in the financial markets;
  general economic, political or stock market conditions; and
  lack of adequate analyst and broker coverage.

        In addition, our stock prices may fluctuate in ways unrelated or disproportionate to our operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

        Our stock is quoted on the Over-The-Counter Bulletin Board (OTCBB).

        Our common stock is quoted on the OTCBB under the symbol “DOTX”. Our listing on the OTCBB limits our ability to raise money in an equity financing because most institutional investors do not consider OTCBB stocks for their portfolios. Your ability to trade in our stock is limited due to the fact that only a limited number of market makers quote our stock on the OTCBB. Trading volume in OTCBB stocks is historically lower, and stock prices of OTCBB stocks are more volatile, than stocks traded on an exchange or the Nasdaq Stock Market. There is no guarantee that we will ever qualify for trading on an exchange or the Nasdaq Stock Market.

        Our stock is subject to the “Penny Stock” rules, which may make it difficult for you to sell your shares.

        In addition, our common stock is subject to certain rules of the Securities and Exchange Commission relating to so-called “penny stock.” Penny stocks are generally defined as any security not listed on a national securities exchange or the Nasdaq Stock Market, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase.

        The penny stock rules may make it difficult for you to sell your shares of our stock. Because of the rules, there is less trading in penny stocks. Also, many brokers choose not to participate in penny-stock transactions. Accordingly, you may not always be able to resell shares of our common stock publicly at times and prices that you feel are appropriate.

        We do not anticipate declaring any cash dividends on our common stock.

        We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

        The market price of our common stock may drop significantly when this registration statement is declared effective.

         Future sales of substantial amounts of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through future sales of equity securities. Including the securities offered by the selling shareholders pursuant to this prospectus, as of August 12, 2004, 5,581,941 shares of our common stock, and options and warrants to acquire an aggregate of 86,228 shares of our common stock were issued and outstanding. Upon the effectiveness of the registration statement underlying this prospectus, we declared a warrant dividend on our outstanding common stock to all shareholders of record on June 30, 2004, which will result in the issuance of an additional amount of up to 4,183,680 warrants; these warrants, as well as the shares underlying these warrants, are included in this prospectus. The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, or at all.

        Provisions of our Articles of Incorporation and Minnesota law could discourage potential acquisition proposals and delay or prevent a change in control.

        Certain provisions of our Amended and Restated Articles of Incorporation and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then current market price of our common stock. The provisions may also inhibit increases in the market price of our stock that could result from takeover attempts. For example, while we have no present plans to issue any additional series or classes of capital stock, our Board of Directors, without further shareholder approval, may issue additional series or classes of stock that could have the effect of delaying, deterring or preventing a change in control. The issuance of additional series or classes could adversely affect the voting power of your shares. These provisions could also have the effect of delaying, deterring or preventing a change in control.

USE OF PROCEEDS

         This prospectus includes:

(a)	Warrants to be issued in a warrant dividend and shares of common stock issuable upon exercise of such dividend warrants;
(b)	Shares of common stock issuable upon exercise of outstanding warrants; and
(c)	Shares of outstanding common stock.

        We will bear all costs, fees and expenses incurred in effecting the registration and filing fees and fees and expenses of our legal counsel and our accountants.

Warrants to be issued in a warrant dividend and underlying shares of common stock

        After the date of this prospectus, we will distribute on August 20, 2004 a warrant dividend to shareholders of record on June 30, 2004. Shareholders of record will receive for each four shares of common stock that they own on the record date (i) one three-year warrant to purchase one share of our common stock at an exercise price of $2.50, (ii) one three-year warrant to purchase one share of our common stock at an exercise price of $5.00, and (iii) one three-year warrant to purchase one share of our common stock at an exercise price of $7.50. Warrants for the purchase of fractional shares will not be issued. All dividend warrants will be exercisable immediately and will have a term of three years. The dividend warrants will include redemption rights of the Company. Such redemption rights will be triggered if our common stock trades for a period of at least ten consecutive trading days at certain fixed prices per share that are currently set at $3.40, $7.00 and $10.50, respectively. As of August 12, 2004, 5,581,941 shares of our common stock were outstanding. We will issue warrants to purchase up to 1,394,560 shares of our common stock at $2.50 per share, warrants to purchase up to 1,394,560 shares of our common stock at $5.00 per share, and warrants to purchase up to 1,394,560 shares of our common stock at $7.50 per share.

        It is unclear if and when any of these dividend warrants will be exercised, if at all. We will use any proceeds that we will receive upon the exercise of any dividend warrant for working capital purposes.

Common stock issuable upon exercise of outstanding warrants

        In private transactions, we have issued to six selling shareholders warrants to purchase an aggregate of up to 400,000 shares of our common stock at $0.50 per share and to one selling shareholder a warrant to purchase up to 385,000 shares of our common stock at $0.05 per share. Prior to the record date for the warrant dividend on June 30, 2004, 781,500 warrants were exercised and we received proceeds in the amount of $217,500. Upon exercise of the warrants to purchase 3,500 shares of common stock that are still outstanding we will receive additional proceeds in the amount of $1,750. We will use all proceeds for working capital purposes.

        The selling shareholders will receive all of the proceeds from the sale of common stock that was or will be issued upon the exercise of the warrants. The selling shareholders will pay any expenses incurred by them for brokerage, accounting or tax services or any other expenses incurred by the selling shareholders in disposing of the shares.

Outstanding common stock

        In private transactions, we have issued to seven selling shareholders in private transactions an aggregate of 1,181,500 shares of our common stock, including 781,500 shares of common stock upon the exercise of warrants (see above). The selling shareholders will receive all of the proceeds from the sale of these shares of common stock, and they will pay any expenses incurred by them for brokerage, accounting or tax services or any other expenses incurred by them in disposing of the shares.

SELLING SHAREHOLDERS

        In addition to the dividend warrants that will be distributed on August 20, 2004 as a warrant dividend to shareholders of record on June 30, 2004 and the shares of common stock issuable upon the exercise of such dividend warrants, this prospectus relates to the resale by the selling shareholders of up to (a) 3,500 shares of our common stock issuable upon the exercise of warrants that were issued to the selling shareholders in private transactions, and (b) 1,181,500 shares of our common stock that were issued to the selling shareholders in private transactions, including the exercise of warrants, and are currently outstanding. The following table sets forth, to our knowledge, certain information about the selling shareholders as of August 12 , 2004.

        We do not know when or in what amounts the selling shareholders may offer shares for sale. The selling shareholders may not sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling shareholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, the selling shareholders will not hold any of the shares covered by this prospectus.

        Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable upon the exercise of the warrants that were issued to the selling shareholders are deemed outstanding for computing the percentage ownership of the person holding the warrants but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the persons named below.

Name of Selling Shareholder(1)	Shares of common stock Beneficially Owned Prior to Offering			Number of Shares of	Shares of common stock to be Beneficially Owned After Offering
	Number		Percentage(2)	common stock Being Offered	Number	Percentage(2)
Estate of William S. Sadler	663,959	(3)	11.9%	385,000	278,959	5.0%
Marquette Securities, Inc.	380,000	(4)	6.8%	380,000	0	0
Evolving Capital, Inc.	200,000		3.6%	200,000	0	0
Jack A. Benedict	80,000		1.4%	80,000	0	0
Robert A. Williams	80,000		1.4%	80,000	0	0
Brian Budenski	40,000		*	40,000	0	0
Darrell and Arlene Crider	20,000		*	20,000	0	0

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* Less than one percent.

(1)	The term “selling shareholder” includes donees, pledgees, transferees or other successors-in-interest.

selling shares received after the date of this prospectus from a selling shareholders as a gift, pledge, partnership distribution or other non-sale related transfer.
(2)

The percentage calculation “Prior to Offering” is based on the number of outstanding shares as of August 12, 2004 of 5,581,941 shares; the percentage calculation “After Offering” is based on the assumption that the remaining warrants to purchase 3,500 shares will also be exercised and such shares offered will be sold in the Offering so that 5,585,441 shares would be outstanding after the Offering.

(3)

The personal representatives of the Estate, Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler who is also the Chief Executive Officer of the Company, share the voting and/or dispositive power with regard to the securities held by the Estate.

(4)	Includes 3,500 shares of our common stock issuable within 60 days upon exercise of currently exercisable warrants.

PLAN OF DISTRIBUTION

        This prospectus includes:

(a)	Warrants to be issued in a warrant dividend and shares of common stock issuable upon exercise of such dividend warrants;
(b)	Shares of common stock issuable upon exercise of outstanding warrants; and
(c)	Shares of outstanding common stock.

Warrants to be issued in a warrant dividend and underlying shares of common stock

        After the date of this prospectus, we will distribute on August 20, 2004 to shareholders of record on June 30, 2004 a warrant dividend for each four shares of our common stock, consisting of three three-year warrants to acquire one share of common stock each; warrants for the purchase of fractional shares will not be issued. All warrants will be exercisable immediately and will have a three-year term, the exercise prices per share will be $2.50, $5.00 and $7.50, respectively. Each of the warrants will include redemption rights of the Company. Such redemption rights will be triggered if our common stock traded for a period of at least ten consecutive trading days at certain fixed prices per share that are currently set at $3.40, $7.00 and $10.50, respectively.

Common stock issuable upon exercise of outstanding warrants

        Also included in this offering were 785,000 shares issuable upon the exercise of outstanding warrants. Of these warrants, warrants to purchase 781,500 shares of common stock were exercised prior to the record date of the warrant dividend on June 30, 2004 and we received proceeds of $217,500 upon exercise of such warrants. We will receive additional proceeds of up to $1,750 upon the exercise of the warrants to purchase 3,500 shares of common stock that are still outstanding. The selling shareholders may sell all of the shares that were and will be issued upon exercise of the warrants and we will not realize any proceeds from such sale.

Outstanding common stock

        This prospectus also includes 1,185,000 shares of common stock that are held by the seven selling shareholders, including 781,500 shares of common stock issued upon the exercise of the aforementioned warrants. The selling shareholders may sell all of these shares and we will not realize any proceeds from such sale.

Selling Shareholders

        The term “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a selling shareholders as a gift, pledge, partnership distribution or other non-sale related transfer. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling shareholders may sell their securities by one or more of, or a combination of, the following methods:

  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;
  block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  an over-the-counter distribution;
  in privately negotiated transactions; and
  in options transactions.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell the common stock short and redeliver the securities to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        In effecting sales, broker-dealers or agents engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated immediately prior to the sale.

        In offering the securities covered by this prospectus, the selling shareholders and any broker-dealers who execute sales for the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. Any profits realized by the selling shareholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Isaac Sibley exercises the sole voting and dispositive power with regard to the securities owned by Marquette Securities, Inc., Robert Williams exercises the sole voting and dispositive power with regard to the securities owned by Evolving Capital, Inc. Isaac Sibley is a registered representative of Aegis Investments, Inc., a registered broker-dealer located in Minneapolis, Minnesota. None of the other selling shareholders is a registered broker-dealer or an affiliate of a broker-dealer. All selling shareholders acquired our securities in the ordinary course of their business and had, at the time of the acquisition, no plans or proposals, directly or with any other person, to distribute the securities. None of the selling shareholders held any short positions in our securities.

        In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of securities in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have agreed to indemnify the selling shareholders against certain liabilities, including certain liabilities under the Securities Act.

        We have agreed with the selling shareholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of:

  such time as all of the securities covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement; or
  with respect to any selling shareholder, such time as all of the securities held by the selling shareholder and subject to this prospectus may be sold to the public in compliance with Rule 144 within any three-month period.

TAX CONSEQUENCES OF THE WARRANT DIVIDEND

        We have been advised that the warrant dividend will not constitute taxable income to the shareholders for federal income tax purposes. Section 305(a) of the Internal Revenue Code of 1986, as amended (the “Code”), provides that gross income does not include the amount of any distribution of stock of a corporation made by such corporation to its shareholders with respect to its stock. Section 305(d) of the Code also provides that the term “stock” includes rights to acquire such stock. Warrants have been held to be “rights to acquire such stock” under Section 305(d) of the Code. There are numerous exceptions to the general rule of Section 305(a), but it appears that none of these exceptions will apply to the warrant dividend.

        The shareholders should also be aware that there might be holding period and basis issues associated with the warrant dividend. In general, the holding period of the warrants begins with the date of the acquisition of the stock with respect to which the warrants were issued. The holding period of the stock acquired by exercise of the warrants begins with the date the warrants are exercised. The basis of the warrants will be determined in accordance with Section 307 of the Code. In general, the existing basis for a shareholder’s stock will be allocated between the stock and the warrants in proportion to the fair market value of each on the date of distribution. If the fair market value of the warrants on the date of distribution is less than 15% of the fair market value of the stock on the distribution date, a shareholder does not have to allocate any of the basis in the shareholder’s stock to the warrant. A shareholder may, however, elect to allocate the basis to the warrants in accordance with the general rule of Section 307 of the Code. The Company has not made a determination of the fair market value of the warrants.

        The above discussion summarizes certain federal income tax consequences of the warrant distribution. The federal income tax consequences to any particular shareholder may be affected by matters not discussed above. In addition, there may be state, local or foreign tax considerations applicable to each shareholder. The Company has not sought, nor does it intend to seek, a ruling from the Internal Revenue Service with respect to the taxation of shareholders with respect to the warrant dividend. Consequently, there can be no assurance that the treatment described above will be accepted by the Internal Revenue Service.

        THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER IS URGED TO CONSULT THE SHAREHOLDER’S OWN TAX ADVISOR AS TO THE CONSEQUENCES OF THE WARRANT DIVIDEND TO THE SHAREHOLDER UNDER FEDERAL AND APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

LEGAL PROCEEDINGS

        We are not a party to any material litigation and are not aware of any threatened litigation that would have a material adverse effect on our business.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

        The following table sets forth the name, age and position of each person who currently serves as a director and/or officer of our Company as of August 12, 2004. Our directors serve for an indefinite term that expires at the next regular meeting of our shareholders, and until such directors’ successors are elected and qualified, or until such directors’ earlier death, resignation, disqualification or removal.

Name	Age	Position
Kurt T. Sadler	41	President
Robert V. Kling	62	Chief Financial Officer
Ray L. Bergeson	77	Director
L. Daniel Kuechenmeister	73	Director

Kurt T. Sadler, President of Dotronix Inc. since June 2003, has been employed with the Company from its inception in 1980. Mr. Sadler previously held management positions in client services, inventory control, customer cost quotes, and operations. His last position prior to becoming President was Assistant to the CEO.

Robert V. Kling has been Chief Financial Officer since February 1999. Mr. Kling was the owner of an indoor advertising company from 1995 through 1998. He was a self-employed small business financial consultant from 1991 through 1995. Mr. Kling was employed as controller and vice-president finance for a major wholesale lumber company from 1975 to 1991.

Ray L. Bergeson has been a director of the Company since 1987. Mr. Bergeson was employed by Honeywell, Inc. from 1952 through 1988. From 1985 until his retirement at the end of 1988, he was the chief engineer for the engineering design automation systems development of the Military Avionics Division. From 1978 to 1985, Mr. Bergeson was a program manager responsible for the development and implementation of computer-aided design systems for the Military Avionics Division. Mr. Bergeson holds a degree in electrical engineering from Purdue University. Since his retirement, Mr. Bergeson has performed consulting work in the area of CAD-CAM system development and strategic planning.

L. Daniel Kuechenmeister has been a director of the Company since 1994. Mr. Kuechenmeister was employed by Honeywell, Inc. in various management positions from 1956 through 1990. From 1984 until his retirement in 1990 he was Manager of Contracts for the Inertial Components Business Area. Since his retirement he has consulted in the areas of contract negotiations and utilities auditing and taught classes in government contract negotiations as an adjunct professor at the University of St. Thomas, St. Paul, Minnesota. He is currently President of the Board of Merrick Companies, Inc., a non-profit social services entity. Mr. Kuechenmeister holds a B.A. degree from the University of Minnesota.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires executive officers and directors, and persons who beneficially own more than 10% of the Company’s common stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of copies of such reports and written representations from the Company’s executive officers and directors, the Company believes that its executive officers and directors complied with all Section 16(a) filing requirements during the fiscal year ended June 30, 2003, with the following exceptions.

Kurt T. Sadler was appointed President on June 17, 2003. A Form 3 was mailed to the Securities and Exchange Commission on June 24, 2003. The SEC rejected the filing on July 2, 2003, as the filing was required to be in electronic form after June 30, 2003. On July 22, 2003, the required Form 3 was filed electronically, and accepted. On April 15, 2004, an amended Form 3 was filed and accepted.

William S. Sadler, who died on June 16, 2003, had earned additional warrants under the loan agreement he had with the Company. The grant date of the additional warrants was June 6, 2003. The Company issued the warrants on August 12, 2003. Notice of issuance of the warrants was filed with the SEC on October 29, 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table provides information as of August 12, 2004 concerning the beneficial ownership of our Company’s common stock by (i) each director of the Company, (ii) each executive officer named in the Summary Compensation Table, (iii) the persons known by us to own more than 5% of our outstanding common stock, and (iv) all directors and executive officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.

	Common Stock
Name or Identity of Beneficial Owner & Management and Address	Number of Shares Beneficially Owned(1)		Percent of Class

Estate of William S. Sadler 1370 West Ryan Avenue Roseville, MN 55113	663,959	(2)	11.9%

Kurt T. Sadler(3)	48,607	(4)	*

Ray L. Bergeson(3)	27,500	(5)	*

L. Daniel Kuechenmeister(3)	29,000	(6)	*

All officers and directors as a group (4 persons)	136,107	(7)	2.4%

Terry L. Myhre
9691 North 101st Street
Stillwater, MN 55082	1,100,000		19.7%

_________________

*   Less than 1 percent of the outstanding stock.

(1)	For each person or group, any securities that the person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights, have been added to the total amount of outstanding shares when determining the percent owned by such person or group.

(2)	Kurt T. Sadler, chief executive officer of the Company, is one of three personal representatives of the Estate of William S. Sadler.

(3)	Address: 160 First Street S.E., New Brighton, Minnesota 55112-7894.

(4)	Includes 3,000 shares owned jointly by Mr. Kurt T. Sadler and one of his daughters.

(5)	Includes 2,500 shares underlying stock options exercisable within 60 days.

(6)	Includes 2,500 shares underlying stock options exercisable within 60 days.

(7)	Includes 5,000 shares underlying stock options exercisable within 60 days, and 3,000 shares owned jointly by Mr. Kurt T. Sadler and one of his daughters.

DESCRIPTION OF SECURITIES

        Our Company is authorized to issue an aggregate number of 12,000,000 shares of common stock with a par value of $0.05 each. As of August 12, 2004, 5,581,941 shares were issued and outstanding.

Common stock:

        Our common stock has a par value of $.05 per share. Common stock shareholders are entitled to receive dividends as and when declared by our Board of Directors. However, dividends on our common stock are not contemplated in the foreseeable future. Common shareholders are entitled to one vote for each share held of record on each matter submitted to a vote of the common shareholders.

        Our Articles of Incorporation provide that our shareholders will not have cumulative voting rights with regard to the election of directors. Under cumulative voting, a shareholder could cast that number of votes equal to such shareholder’s shares multiplied by the number of directors to be elected in favor of one candidate or among several candidates. Cumulative voting makes it possible for less than a majority of the shareholders to elect one or more members of the Board of Directors. Under non-cumulative voting, a majority of the voting power of the shareholders entitled to vote can elect the entire board of directors.

        Our articles provide that our shareholders will not have any preemptive rights to subscribe for or purchase additional shares of our capital stock. This means that our shareholders will not be entitled to acquire a certain fraction of the unissued securities or rights to purchase our securities before we may offer them to other persons. Preemptive rights enable a shareholder to maintain the shareholder’s proportional voting power and proportional rights to receive other distributions by the Company.

Minnesota Business Corporation Act

        Section 302A.671 of the Minnesota Business Corporation Act provides that, unless the acquisition of certain new percentages of voting control of our Company (in excess of 20%, 33 1/3% or 50%) by an existing shareholder or other person is approved by the holders of a majority of the outstanding voting stock other than shares held by the acquirer (if already a shareholder) and officers and directors who are also employees of the Company, the shares acquired above any such new percentage level of voting control will not be entitled to voting rights. In addition, if the requirements of this Section are not satisfied, the Company may redeem the shares so acquired by the acquirer at their market value. Section 302A.671 generally would not apply to a cash offer to purchase all shares of voting stock of the Company if such offer had been approved by a majority vote of disinterested directors of the Company.

        Section 302A.673 of the Minnesota Business Corporation Act restricts certain transactions between the Company and a shareholder who becomes the beneficial holder of 10% or more of any class of the Company’s outstanding voting stock (an “interested shareholder”) unless a majority of the Company’s disinterested directors has approved, prior to the date on which the shareholder acquired a 10% interest, either the business combination transaction suggested by such a shareholder or the acquisition of shares that made such a shareholder a statutory interested shareholder. If such prior approval is not obtained, this section imposes a four-year prohibition from the interested shareholder’s share acquisition date on mergers, sales of substantial assets, loans, substantial issuance of stock and various other transactions involving the Company and the interested shareholder or its affiliates.

        In the event of certain tender offers, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. The Section does not apply if a committee of the Board consisting of all of its disinterested directors (excluding present and former officers of the Company) approves the subsequent acquisition before the shares are acquired pursuant to the earlier tender offer.

        These statutory provisions could have the effect of delaying or preventing a change in the control of the Company in a transaction or series of transactions not approved by the Board of Directors.

LEGAL MATTERS

        Certain legal matters associated with the shares offered pursuant to this prospectus will be passed upon for the Company by Fredrikson & Byron, P.A., Minneapolis, Minnesota.

EXPERTS

        The financial statements for the year ended June 30, 2003 incorporated in this prospectus have been audited by Lurie Besikof Lapidus & Company, LLP, independent auditors, as stated in their report, which is incorporated herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements as of and for the year ended June 30, 2002 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION REGARDING
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Under Minnesota corporate law, a corporation shall, unless prohibited or limited by its Articles of Incorporation or Bylaws, indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements, expenses and disbursements incurred by such person who was, or is threatened to be, made a party to a proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if generally, with respect to the acts or omissions of the person complained of in the proceeding, the person: (i) has not been indemnified by another organization with respect to the same acts or omissions; (ii) acted in good faith, (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed the conduct was in the best interests of the corporation or, in certain circumstances, reasonably believed that the conduct was not opposed to the best interests of the corporation. Minnesota law also requires corporations to advance defense expenses to persons eligible for indemnification. Our Articles of Incorporation and Bylaws do not limit our obligation to indemnify such persons.

        Minnesota corporate law also provides that a corporation may purchase and maintain insurance on behalf of any indemnified party against any liability asserted against such person, whether or not the corporation would have been required to indemnify the person against liability under the provisions of Minnesota corporate law. We have procured directors’ and officers’ insurance.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

Overview and New Business Plan

        The Company, founded in 1980, was formerly a supplier and original equipment manufacturer of cathode ray tube (“CRT”) displays. The demand for CRT displays, however, has declined over the last several years, primarily due to the introduction of new display technologies. In response to this decline and to opportunities arising from the new technologies, the Company closed its manufacturing facility in January 2003 and began to develop a new business plan. Pursuant to the Company’s new business plan, the Company plans to provide video signage systems to end users such as restaurants and retail stores. The Company believes that these systems offer at least two benefits to potential customers: (i) the increased effectiveness of in-store, large-screen, full-motion video presentations to influence buying decisions at the point of purchase and (ii) the lower costs associated with changes in video presentations as opposed to costs associated with changes of print based marketing efforts. The Company intends to offer complete packages for such video signage systems (including design, installation and maintenance) to potential customers. At least in the short term, the Company intends to outsource all or most of the installation and maintenance services. The necessary computer software will be acquired from third parties; negotiations with several software vendors are currently ongoing. The Company will limit its reduced manufacturing capacities to the designing and testing of prototype units and specialty applications, such as the Mega-Screen™ rear projection unit, and most manufacturing will be outsourced.

        As of the date of this prospectus, the Company has not yet realized any material revenues under its new business plan. There can be no assurance that the Company will ever be profitable under its new business plan.

        The Company’s Common Stock is quoted on the OTC Bulletin Board under the symbol “DOTX”.

Products

        The Company will continue to manufacture and support several types of CRT based monitors to end user markets, through in house capability or outsourcing. The Company has also developed new non-CRT based display devices using liquid crystal display (LCD) technology. In addition to supplying the display device, the Company has developed marketing relationships with other companies to provide to its customers all the elements of a fully integrated video display system. System capabilities provided by marketing partners include the software to drive display content and content scheduling, the creation, production and modification of display content, content delivery and scheduling capabilities, and finance leasing capabilities. Efforts to market these systems have not yet produced material revenues.

Marketing

        The Company’s marketing efforts include maintaining contacts with various original equipment manufacturers (OEMs) and system integrators for its CRT based products. In support of the Company’s efforts to develop a digital signage systems market presence, the Company has targeted certain industries, such as the fast food industry, and traffic control and monitoring centers. Sales presentations are performed by the Company’s sales staff, by selected manufacturing representatives and by various companies with strong marketing connections to attractive retail franchises. The Company also maintains and promotes an interactive web site. 6% of the Company’s revenues during the year ended June 30, 2003 consisted of sales to customers in Europe, Canada, and Asia.

        Our sales to one customer in fiscal 2003 and two customers in 2002 each generated more than 10% of our revenue in the respective fiscal year. Sales to our most important five customers generated 40% of our revenue in fiscal 2002 and 30% in fiscal 2003.

	2003	2002

A	12%	0%
B	0%	14%
C	4%	12%
Top 5 Customers	30%	40%

Competition

        The Company believes that competition in the market for CRT and other technology displays and display systems is generally based on price, product performance, product availability and customer service. A number of other large companies, including Sony, Philips Electronics, Ltd., and several Taiwanese and mainland China manufacturers, presently manufacture CRT based and other displays. Several companies have developed a strong presence in various markets for fully integrated video display systems. Many of the companies with which the Company competes have substantially greater resources than the Company.

Manufacturing and Suppliers

        The Company purchases the components of its CRT displays from outside suppliers. The Company assembles and tests these components. The Company also purchases completed CRT displays offshore in order to improve its competitive position.

        The Company has maintained manufacturing capacity for certain monochrome products that have experienced a decline in volume over the previous several years.  The level of sales from these types of products is expected to continue to decline significantly in the future. The Company has reduced capacity accordingly.

        The Company has established supplier relationships with the manufacturers of new technology displays, including plasma panels, LCD displays and rear projection displays. The Company believes that it has secured competitive pricing agreements from manufacturers of these displays and CRT based displays used in its products. However, there is no assurance that it will be able to continue to secure such pricing.

Government Regulations

        The Company’s products, or products into which they are incorporated, must be certified by officials of the Department of Health and Human Services as complying with regulations limiting the amount of radiation that may be emitted by CRT displays.  In the past, the Company has been able to obtain such approvals without material delay.  The Company has received exemptions from certain of the certification procedures under an exception contained in the regulations that reduces the administrative burden of such certification procedures.  In addition, the Company’s products are subject to Federal Communications Commission regulations limiting the amount of radio noise emissions from computing devices.  In the past, the Company has been able to obtain the necessary certifications in a timely manner.

Personnel

        In June 2003, the Company’s President, William S. Sadler, a major shareholder and the primary lender to the Company, died in an accident.  His son, Kurt T. Sadler, was appointed president.

        As of June 30, 2003, the Company had 16 full-time employees.  The Company believes that its relationship with its employees is satisfactory.  None of the Company’s employees are covered by collective bargaining agreements.

Research and Development

        Research and development costs totaled approximately $131,000 for fiscal 2003 and  $129,000 for fiscal 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

        In March and April of 2004, the Company entered into a number of agreements pursuant to which the Company sold real property, reduced its outstanding credit line with the Estate of its late President, William S. Sadler, and obtained a new credit line from an investor. See “Certain Relationships and Related Transactions” for details with regard to these agreements.

Fiscal Year Ended June 30, 2003 versus June 30, 2002

        The Company incurred losses of $1.2 million and $1.6 million in fiscal 2003 and 2002, respectively. The $1.2 million loss in fiscal 2003 includes $500,000 of income from life insurance proceeds on the death of the Company President in June 2003. In addition, the Company used approximately $718,000 and $89,000 of cash in operations in 2003 and 2002, respectively. Although the Company has made significant progress in reducing its cash requirements, through reductions in manufacturing capacity and personnel, it will continue to need external borrowings to support operations until the operations improve.

        During fiscal 2003, the Company reduced the number of full time employees from 27 to 16 (approximately 41%). During fiscal 2002 the Company reduced the number of full time employees from 41 to 27 (approximately 34%). Operating costs declined by approximately $281,000, or 15% in fiscal 2003 and approximately $504,000, or 21% in fiscal 2002. The Company continues to monitor costs.

        In January 2003 the Company reduced its manufacturing capacity by consolidating its manufacturing capability from Eau Claire, Wisconsin to New Brighton, Minnesota. All manufacturing operations other than final assembly were discontinued. The Company has outsourced major portions of its CRT based products, and entered into supply agreements to add new products such as Liquid Crystal Displays (LCDs) and Plasma Panels to its product offerings.

Results of Operations

        The Company’s revenues decreased by $1,830,105, or 52% during the fiscal year ended June 30, 2003, from the preceding fiscal year. The decrease for fiscal 2003 was caused by the severe contraction in the hospitality and travel related industry and the continuing lack of capital investment by those businesses that were major purchasers of the Company’s products in the past. The lack of business capital investment also slowed the adoption of new electronic video display systems.

        The Company’s gross margin was 0.3% and 20% in fiscal 2003 and 2002, respectively.  The decrease of the margin in fiscal 2003 from the preceding year was due to inventory write-downs of $338,000, and the cost of maintaining excess manufacturing capacity.

        Selling, general, and administrative expenses decreased 15% in fiscal 2003 from the preceding fiscal year. The decrease in fiscal 2003 was due to a Company wide restructuring initiative that began in December 2000. In fiscal 2003, full time employment was reduced from 27 employees to 16 employees.

        In the fourth quarter of fiscal 2002, goodwill was determined to be impaired in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and was written down to zero. The impairment was related to certain monochrome products for which sales have declined significantly.  The Company incurred a one-time impairment charge of approximately $342,000.

        Interest expense, all of which was paid to the Company’s late president or to his estate, increased 98% in fiscal 2003. The increase in 2003 was due to increased borrowing levels and interest expense attributable to the issuance of warrants required under the loan agreement, as discussed below. Interest expense related to the issuance of warrants increased from $148 in fiscal 2002 to $20,152 in fiscal 2003.

        As of June 30, 2003, the Company had available income tax operating loss carry-forwards of approximately $8,460,000 that can be used to offset future taxable income. The Company has recorded a valuation allowance against all benefits associated with net operating loss carry-forwards as it is more likely than not that they will not ultimately be realized.

Financial Condition, Liquidity and Capital Resources

        From February 2000 to June 2003, the Company had a revolving credit facility with its President and majority shareholder, William S. Sadler. In June 2003, Mr. Sadler died unexpectedly and his Estate assumed his interest in the loan. At the time of Mr. Sadler’s death, the revolving credit facility had a maximum lending limit of $1,500,000 and was due September 30, 2003. In July 2003, the Company received $500,000 as beneficiary of a life insurance policy on Mr. Sadler that was used to pay down the loan. In September 2003, the personal representatives of the Estate agreed to extend the loan to November 30, 2003, but decreased the loan limit to $1,000,000.

        As of June 30, 2003, the Company had a working capital deficit of approximately $580,000.

        Interest on outstanding borrowings under the revolving credit facility with the Estate was accrued at the Wells Fargo Bank prime interest rate plus 3%.  Additionally, the Company was required to issue warrants to purchase the Company’s stock to the Estate for incremental increases in the outstanding borrowings balance over the previous maximum outstanding balance, one warrant for every $4 of borrowings. The highest outstanding balance under the revolving credit facility at any time since its inception was $1,460,375 on June 4, 2003. The Company issued all of the warrants required under the loan agreement. All warrants issued will expire four years from the date of grant and have an exercise price equal to the fair market value of the Company’s stock at the date of grant.

        The Company recognized interest expense for the fair value of the warrants, which was estimated on the date of grant using the Black-Scholes pricing model based on the following weighted average assumptions:

	Year ended June 30
	2003	2002
Dividend yield	None	None
Risk free interest rate	4.76%	3.84%
Expected life	4 years	4 years
Expected volatility	192%	135%

        The Company issued warrants to purchase 162,269 shares and 16,131 shares in fiscal 2003 and fiscal 2002, respectively. The Company has issued warrants to purchase an aggregate total of 365,094 shares under the loan agreement, with extensions. The weighted average exercise price of these warrants was $0.32, and their weighted average remaining life was 2.2 years as of June 30, 2003. The fair value of the warrants totaled approximately $85,700, and was amortized over the term of the loan agreement. Interest expense related to warrants was $20,152 for the year ended June 30, 2003 and $148 for the year ended June 30, 2002.

        In the year ended June 30, 1999, the Company entered into employment agreements with three employees and granted a total of 26,000 shares of restricted stock to these employees. One third of the stock vested on each of the employees’ first three anniversary dates. The shares were fully vested as of June 30, 2002. Compensation expense under these agreements was $0 and $2,375 for June 30, 2003 and 2002, respectively.

Cash Flow

        During the year ended June 30, 2003, the Company’s net loss was $1,201,000. Cash flow used in operating activities was $718,000. Part of the $483,000 difference between the net loss and cash used in operations was attributable to non-cash depreciation expense and amortization on gain on sale of building of $87,000, and changes in current assets and current liabilities, other than cash, cash equivalents, and the revolving loan payable to a related party, of $377,000. Cash used to purchase fixed assets was approximately $17,000. Additional borrowings amounted to $598,000. Cash and cash equivalents decreased by $137,000.

        During the year ended June 30, 2002, the Company’s net loss was $1,591,000. Cash flow used in operating activities was $89,000. Part of the $1,502,000 difference between the net loss and cash used in operations was attributable to non-cash depreciation, amortization on gain on sale of building, and goodwill impairment costs totaling $572,000, and changes in current assets and current liabilities, other than cash, cash equivalents, and the revolving loan payable to a related party, of  $927,000. Cash used to purchase fixed assets was approximately $36,000. Additional borrowings amounted to $206,000. Cash and cash equivalents increased by $81,000.

Disclosures about Contractual Obligations and Commercial Commitments

        Warehouse facilities, office equipment, computer equipment and vehicles are leased under non-cancelable operating leases.  Minimum future obligations on these operating leases and amounts owing under the revolving credit facility as of June 30, 2003 were as follows:

Contractual Obligation payments due by period

	1 Year	2-3 Years		4-5 years		Over 5 Years		Total
Operating leases	$93,000		$159,157		$146,400		$61,000	$459,557

Revolving credit facility (Line of Credit)	$1,365,375	$		$		$		$1,365,375

Total	$1,458,375		$159,157		$146,400		$61,000	$1,824,932

For the nine-month periods ended March 31, 2004 versus March 31, 2003

Results of Operations

        Revenue decreased by $37,677 or 10% for the three-month period ended March 31, 2004 and by $454,792 or 35% for the nine month period ended March 31, 2004, compared to the same periods in the prior year. The Company currently generates revenue primarily from the sale of CRT products and services. Due to the competition from alternative video display technologies, such as plasma and LCD panels, the number of units of CRT products sold has significantly declined, thereby reducing the Company’s revenues. In addition, the Company lost sales to major distributors and manufactures of CRT based products who aggressively reduced the prices for their products to generate sales in a highly competitive market. Under the new business plan, the Company’s efforts to sell video signage system packages has resulted in only four sales, all for test sites, and the Company has not derived any significant revenues under its new business plan. The Company does not expect any significant revenues under the new business plan before June 30, 2004, the end of this fiscal year. There is no guarantee that the Company will generate significant revenues from the sale of video signage system packages or that it will be profitable in the foreseeable future.

        The gross margin percentage for the three-month period ended March 31, 2004 was 43%, compared to a negative (17)% in the prior year quarter. The gross margin percentage for the nine-month period ended March 31, 2004 was 47%, compared to 1% for the prior year nine-month period. The current year (fiscal 2004) gross margin percentages for the three-month and nine-month periods were significantly influenced by last time buy orders with above average margins, including shipments of approximately $270,000 for the three-month period and $420,000 for the nine-month period ended March 31, 2004. An additional contributor to improved margins was the sale of inventory that had been written down. The primary cause of the prior year (fiscal 2003) three-month and nine-month gross margins was closing costs associated with the shut down of the Eau Claire, Wisconsin manufacturing facility, which was completed in January 2003. It is highly unlikely that the Company will attain gross margin percentage levels similar to the three- and nine-month periods ended March 31, 2004, in the future.

        Selling, general, and administrative expenses decreased $147,404, or 34% in the three-month period ended March 31, 2004 and $459,974 or 37% in the nine month period ended March 31, 2003, when compared to the same periods of the prior year. The decreases were the result of continuing reductions in personnel costs and lower building lease and related costs.

        Interest expense decreased by $27,162 or 93% during the three-month period ended March 31, 2004 and by $22,615 or 36% during the six-month period ended March 31, 2003, compared to the same periods of the prior year. The primary cause of the decrease was lower borrowing levels.

Liquidity and Capital Resources

        Cash and cash equivalents as of March 31, 2004 was $190,690, an increase of $177,171 from cash and equivalents of $13,519 as of June 30, 2003. During this period, the net cash provided by operating activities amounted to $307,317. This positive cash flow resulted primarily from the Company’s receipt of life insurance proceeds in the amount of $500,000 as a result of the death of its late president and chief executive officer, William S. Sadler. Financing activities during the nine-month period ended March 31, 2004 used cash in the amount of $123,211, applying the payment of the life insurance proceeds to reduce the revolving credit line that Mr. Sadler had granted to the Company. $107,164 of cash was provided by the sale of common stock and the exercise of stock options.

        During the nine month period ended March 31, 2004, the Company generated revenues of $858,857 and incurred a net loss of $429,585. The Company will be able to continue operating only if it is able to secure debt and/or equity financing at terms and conditions acceptable to the Company that will allow the Company to finance its operations until it is able to generate revenues from the sale of video signage systems in accordance with its new business plan. On April 7, 2004, the Company secured a credit facility in the amount of $450,000. The Company does not expect any significant revenues under its new business plan before June 30, 2004, the end of this fiscal year.

        On March 31, 2004, the Company sold its real property in Eau Claire, Wisconsin, to an unrelated third party and net proceeds of $447,867 were applied against the debt to the Estate of William S. Sadler of $1,000,000.

        On April 7, 2004, agreements between the Company, the Estate of William S. Sadler, and the outside investor were signed. A summary of the terms of these agreements follows:

        The amount owing the Estate of $552,133 was reduced to $150,000, with interest only payments due monthly at a 5% per annum interest rate. The principal amount is due on November 20, 2008. The Estate has an option to convert the outstanding loan amount into Company common stock at $1.00 per share. As additional consideration for the reduction of the loan, the Company cancelled existing warrants to Mr. Sadler for the purchase of up to 365,094 shares of the Company’s common stock at exercise prices ranging from $0.085 to $0.60 per share, and issued new warrants to the Estate to purchase 385,000 shares of common stock at an exercise price of $0.05 per share.

        In a related agreement, Mr. Terry L. Myhre, an outside investor, agreed to provide a credit line of up to $450,000 to the Company, which is convertible into common stock at $1.50 per share. Outstanding demand notes of the investor with an aggregate principal of $135,000 became part of the credit line. In consideration for the credit line, Mr. Myhre also received warrants to purchase 100,000 shares of the Company’s common stock at an exercise price of $0.10 per share.

Commitments and Contingencies

        Office equipment and computer equipment are leased under non-cancelable operating leases. Minimum future obligations on these operating leases and amounts owing under the revolving credit facility, at March 31, 2004, are as follows:

	1 Year	2-3 Years	4-5 years	Over 5 Years	Total
Operating lease with a
related party	$73,200	$146,400	$146,400	$6,100	$372,100
Other operating leases	10,412	—	—	—	10,412

Revolving credit facility	552,133				552,133
Demand notes	135,000				135,000

Total	$770,745	$146,400	$146,400	$6,100	$1,069,645

CRITICAL ACCOUNTING POLICIES

        The Company has credit policies that establish specific criteria related to credit worthiness that its customers must meet prior to the shipment of product to the customer. The Company periodically makes limited and selective exceptions to its policy of not shipping to customers with overdue balances when the particular customer has met specific criteria that are indicative of such customers’ ability to pay their past due and future balances.

        The Company does not accept returns from customers without its prior authorization. Returns are typically accepted only for damaged or defective goods, or for pricing or shipping discrepancies. The Company reserves the right to refuse authorization of any returns. If the Company accepts an unauthorized return or if a return is the result of a customer error, the customer may be subject to a 10% handling charge. The Company reserves the right to cancel open orders or backorders for those customers who abuse or excessively use return privileges.

        The Company believes that the selection and application of its accounting policies are appropriately reasoned. The following are the accounting policies that management believes require the most difficult, subjective or complex judgments about matters that are inherently uncertain.

        An inventory write-down is established to reduce inventory to the lower of cost or market for estimated surplus and discontinued inventory items. The amount of the inventory write-down is determined by analyzing historical and projected sales information, plans for discontinued products and other factors. Changes in sales volumes due to unexpected economic or competitive conditions are among the factors that would result in materially different amounts for this item. Because there is considerable uncertainty in the continuation of current sales trends, additional inventory write-downs may be required if revenues remain at current levels, or continue to decline in future periods.

        An allowance is established for estimated uncollectible accounts receivable. The required allowance is determined by reviewing customer accounts and making estimates of amounts that may be uncollectible. Factors considered in determining the amount of the reserve include the age of the receivable, the financial condition of the customer, general business and economic conditions, and other relevant facts and circumstances. Unexpected changes in the aforementioned factors would result in materially different amounts.

        The Company recognizes revenue when title of the goods passes to the customer.

DESCRIPTION OF PROPERTY

        Our corporate headquarters are located in approximately 17,000 square feet of leased office space at 160 First Street S.E. in New Brighton, Minnesota. Minnesota. The lease terminates in April 2009 unless terminated earlier by us at any time upon twelve (12) months prior written notice. Pursuant to the lease agreement, we make monthly base rent payments of $6,100 through April 2004. From May 2004 to April 2009, rent is $2,500 per month plus an additional amount (additional rent) equal to the monthly payments of principal and interest on a 15-year loan of $456,000 obtained by the landlord, our late President, William S. Sadler, with total monthly payments not to be less than $6,100. In addition to the base rent described above, the Company is responsible for all other costs, fees, expenses, and other charges that may arise.

        In March 2004, we sold our property in Eau Claire, Wisconsin, to an unrelated third party. We believe that our current facilities are adequate for the current level of our activities. In the event we require additional facilities, we believe we could procure acceptable facilities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        On March 31, 2004, we sold our property in Eau Claire, Wisconsin, to an unrelated third party. We transferred the sales proceeds of approximately $450,000 to the Estate of our late President, William S. Sadler, to repay part of the loan of $1,000,000 that was still outstanding under a loan agreement we had with Mr. Sadler. In exchange for the forgiveness of an additional amount of $400,000 that was outstanding under the loan agreement, we cancelled warrants granted to Mr. Sadler to purchase up to 365,094 shares of our common stock at exercise prices ranging from $0.085 to $0.60 per share, and issued to the Estate a warrant to purchase up to 385,000 shares of our common stock at $0.05 per share. The loan remaining outstanding under the aforesaid loan agreement is now $150,000. We also amended the lease agreement that we have with the Estate for our headquarters in New Brighton, Minnesota. Pursuant to the amendment, we have the right to terminate the lease upon twelve months prior written notice. Kurt T. Sadler, our President and Chief Executive Officer, is one of the personal representatives of the Estate.

        On April 7, 2004, we entered into a loan agreement with Terry L. Myhre. Mr. Myhre agreed to provide to us a credit line of up to $450,000 that is convertible into common stock at a price of $1.50 per share. The interest payable on any outstanding balance under the credit line is 5% per year and is due monthly. Outstanding demand notes of Mr. Myhre with an aggregate principal of $135,000 became part of the credit line. In consideration for the credit line, Mr. Myhre received warrants to purchase 100,000 shares of our common stock at an exercise price of $0.10 per share. Concurrently, Mr. Myhre entered into an agreement with the Estate and Minnesota River Aviation, Inc. (“MRAI”), a corporation controlled by the Estate, pursuant to which Mr. Myhre acquired an option to purchase from the Estate and MRAI up to one million shares of our common stock at a price of $0.05 per share. This option expires on November 5, 2010.

         The Company will not grant non-qualified stock options with an exercise price of less than 85% of the fair market value of the Company’s common stock on the date of grant. No loans will be made by the company to its officers and directors. All future transactions with officers, directors or 5% shareholders of the issuer are to be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of the directors including the majority of the disinterested directors.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        Our common stock is quoted on the OTC Bulletin Board under the symbol DOTX. Quotations in the following table are based on information provided by IDD Information Services, Tradeline(r) on Lexis®. The quotations represent inter-dealer prices, without retail markup, markdown or commission, and do not necessarily represent actual transactions.

	Common Stock
Fiscal Quarter Ended	High Bid	Low Bid

September 30, 2001	$0.43	$0.19
December 31, 2001	$0.40	$0.11
March 31, 2002	$0.51	$0.23
June 30, 2002	$0.30	$0.15

September 30, 2002	$0.25	$0.12
December 31, 2002	$0.20	$0.06
March 31, 2003	$0.18	$0.07
June 30, 2003	$0.14	$0.05

September 30, 2003	$0.41	$0.03
December 31, 2003	$0.85	$0.27
March 31, 2004	$2.15	$0.52
June 30, 2004	$3.10	$1.55

        As of August 12, 2004, we had approximately 294 shareholders of record. We have never paid cash dividends on our Common Stock and do not anticipate paying dividends in the foreseeable future.

        The following table provides information as of June 30, 2003 about the Company’s equity compensation plans.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity Compensation plans approved by security holders	101,386	(1)	$1.08	212,609	(2)
Equity compensation plans not
approved by security holders	None		Not applicable	None

Total	101,386		Not applicable	212,609

_________________

(1)	No shares to be issued under outstanding options under the 1999 Employee Plan, 32,500 shares under the 1999 Non-employee Director Plan, 8,886 shares under the 1989 Employee Plan and 60,000 shares under the 1991 Non-employee Director Plan.
(2)	151,609 shares remaining under the Employee Plan and 61,000 shares remaining under the Non-employee Director Plan. The shares remaining under the Employee Plan are issuable in the form of options, restricted common stock or non-restricted common stock. The shares remaining under the Non-employee Director Plan are issuable in the form of options and non-restricted common stock.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth all cash compensation paid or to be paid by Dotronix, as well as certain other compensation, paid or accrued, during each of Dotronix’s last three fiscal years to the Chief Executive Officer and other executive officers whose total annual salary and bonus paid or accrued during fiscal year 2003 exceeded $100,000.

        William S. Sadler died unexpectedly on June 16, 2003, and the Board of Directors appointed his son, Kurt T. Sadler, as President on June 17, 2003. Kurt Sadler’s annual salary for fiscal 2004 is $79,800.

					Long-term Compensation
	Annual Compensation				Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Options Granted	LTIP(1) Payouts	All Other Comp(2)
		($)	($)	($)	(#)	(#)	($)	($)

William S. Sadler	2003	135,153	0	0	0	0	0	0
Former President	2002	134,615	0	0	0	0	0	1,077
(Chief Executive Officer)	2001	151,060	0	0	0	0	0	3,021

Kurt T. Sadler
President (Chief
Executive Officer)	2003	55,085	0	0	0	0	0	0

_________________

(1)	Long-Term Incentive Plan
(2)	Employer matching contributions to 401(k) plan.

Option Grants During Fiscal 2003

        No stock options were granted during fiscal year 2003 to the persons named in the “Summary Compensation Table” above.  The Company has not granted any stock appreciation rights.

Option Exercises During Fiscal 2003 and Fiscal Year-end Option Values

        During fiscal year 2003, the persons named in the “Summary Compensation Table” above did not exercise any stock options.  Neither of such persons held a stock option as of June 30, 2003.  The Company has no outstanding stock appreciation rights.

Compensation of Directors

        Directors of the Company who are not employees of the Company are compensated at the rate of $4,000 per fiscal year, paid quarterly. In addition, non-employee directors participate in the Dotronix, Inc. Non-employee Director Stock Option and Stock Grant Plan (the “Director Plan”) that was approved by shareholders in 1999. Under the Director Plan, an initial option to purchase 5,000 shares is granted automatically to a non-employee director immediately following the meeting of the Company’s shareholders or its Board of Directors at which such director was elected for the first time.  Subsequently, each non-employee director receives a grant of 500 shares and an option to purchase 2,500 shares immediately following each annual meeting of the Company’s shareholders. All options granted under the Director Plan have an exercise price equal to the fair market value of the Company’s Common Stock on the date of the grant, determined in accordance with the Director Plan, and become exercisable six months after the date of grant (or immediately in the event of death of the holder thereof). The option exercise price is payable in cash.  Options granted under the Director Plan are intended to be “nonqualified options” under the Internal Revenue Code of 1986, as amended.  Pursuant to the Director Plan, during the year ended June 30, 2003, Mr. Bergeson and Mr. Kuechenmeister were each automatically granted an option to purchase 2,500 shares of the Company’s Common Stock at $ 0.07 per share and each was granted 500 shares.  No options granted under the Director Plan have been exercised.

Employment Contracts

        During fiscal 2003, the Company employed Mr. William S. Sadler without a contract at a monthly salary of $11,500 that had been approved by the Board of Directors. As of September 2003, Kurt T. Sadler and Robert V. Kling were employed under employment contracts approved by the Board of Directors.

        Mr. Sadler’s employment agreement provides for a monthly base salary of not less than $6,650 that shall be adjusted annually at the same rate as the average annual salary adjustment of all of the Company’s employees. Mr. Sadler will receive a bonus of 3% of the Company’s quarterly pre-tax earnings if such earnings exceed $50,000 but are below $89,999.  If the Company’s quarterly pre-tax earnings equal or exceed $90,000, Mr. Sadler will receive 5% of such earnings. Mr. Sadler received stock options to purchase 50,000 shares of common stock at an exercise price of $0.40 per share; the exercise price was based on the closing price of the common stock on the day of grant. Options to purchase 12,500 shares of common stock vest every six months, beginning November 2003. The term of the options is 10 years. If Mr. Sadler’s employment is terminated other than for cause, death or disability, or due to his resignation, or if his responsibilities are materially reduced without his agreement or he is required to relocate without his agreement, then he is entitled to severance payment equal to his then current annual base salary.

        Mr. Kling’s employment agreement provides for a monthly base salary of not less than $6,500 that shall be adjusted annually at the same rate as the average annual salary adjustment of all of the Company’s employees. Mr. Kling will receive a bonus of 3% of the Company’s quarterly pre-tax earnings if such earnings exceed $50,000 but are below $89,999.  If the Company’s quarterly pre-tax earnings equal or exceed $90,000, Mr. Kling will receive 5% of such earnings. Mr. Kling received stock options to purchase 50,000 shares of common stock at an exercise price of $0.36 per share; the exercise price was based on the closing price of the common stock on the day of grant. Options to purchase 12,500 shares of common stock vest every six months, beginning November 2003.   If Mr. Kling’s employment is terminated other than for cause, death or disability, or due to his resignation, or if his responsibilities are materially reduced without his agreement or he is required to relocate without his agreement, then he is entitled to severance payment equal to his then current annual base salary.

Financial Statements

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Stockholders
Dotronix, Inc.
New Brighton, Minnesota

We have audited the accompanying balance sheet of Dotronix, Inc. as of June 30, 2003, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dotronix, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/   Lurie Besikof Lapidus & Company, LLP

Minneapolis, Minnesota

October 10, 2003 except for Note B, as to
which the date is November 5, 2003

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders
Dotronix, Inc.
New Brighton, Minnesota

We have audited the accompanying balance sheet of Dotronix, Inc. (the Company) as of June 30, 2002 and the related statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/   Deloitte and Touche LLP
Minneapolis, Minnesota
September 27, 2002

DOTRONIX, INC.
BALANCE SHEETS

	June 30

	2003	2002

CURRENT ASSETS:
Cash and cash equivalents	$13,519	$150,328
Accounts receivable, less allowance for doubtful accounts of $7,582 and $18,000 respectively	149,839	369,162
Life insurance proceeds receivable	500,000
Inventories	404,591	1,048,417
Prepaid expenses	11,776	6,631

TOTAL CURRENT ASSETS	1,079,725	1,574,538

PROPERTY, PLANT AND EQUIPMENT	102,690	757,793

ASSETS HELD FOR SALE	537,397	—

TOTAL ASSETS	$1,719,812	$2,332,331

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Revolving loan payable to a related party	$1,365,375	$767,720
Accounts payable	153,841	104,209
Salaries, wages and payroll taxes	59,650	78,233
Current portion – deferred gain of sale of building to related party	47,613	47,613
Other accrued liabilities	33,664	45,912

TOTAL CURRENT LIABILITIES	1,660,143	1,043,687

DEFERRED GAIN ON SALE OF BUILDING TO RELATED PARTY	230,130	277,742

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY (DEFICIT): Common stock, $.05 par value, 12,000,000 shares authorized 4,180,341 and
4,172,841 shares issued and outstanding, respectively	209,017	208,642
Additional paid-in capital	10,941,146	10,922,201
Accumulated deficit	(11,320,624)	(10,119,941)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(170,461)	1,010,902

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,719,812	$2,332,331

See notes to financial statements.

DOTRONIX, INC.
STATEMENTS OF OPERATIONS

	Years ended June 30

	2003	2002

REVENUES	$1,683,795	$3,513,900

COST OF SALES	1,679,065	2,823,541

GROSS MARGIN	4,730	690,359

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE	1,609,296	1,890,358

GOODWILL IMPAIRMENT	—	341,989

LOSS FROM OPERATIONS	(1,604,566)	(1,541,988)

OTHER INCOME AND (EXPENSE)
Life insurance proceeds	500,000	—
Interest expense	(96,117)	(48,531)

	403,883	(48,531)

NET LOSS	$(1,200,683)	$(1,590,519)

LOSS PER COMMON SHARE - BASIC AND DILUTED	$(0.29)	$(0.38)

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	4,176,199	4,171,715

See notes to financial statements.

DOTRONIX, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit	Total

BALANCES AT June 30, 2001	4,171,341	$208,567	$10,919,976	$(2,375)	$(8,529,422)	$2,596,746

Common stock issued	1,500	75	225	—	—	300

Warrants issued	—	—	2,000	—	—	2,000

Amortization of unearned
compensation	—	—	—	2,375	—	2,375

Net loss	—	—	—	—	(1,590,519)	(1,590,519)

BALANCES AT June 30, 2002	4,172,841	208,642	10,922,201	—	(10,119,941)	1,010,902

Common stock issued	7,500	375	645	—	—	1,020

Warrants issued	—	—	18,300	—	—	18,300

Net loss	—	—	—	—	(1,200,683)	(1,200,683)

BALANCES AT June 30, 2003	4,180,341	$209,017	$10,941,146	$—	$(11,320,624)	$(170,461)

See notes to financial statements.

DOTRONIX, INC.
STATEMENTS OF CASH FLOWS

	Years Ended June 30

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,200,683)	$(1,590,519)
Adjustment to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	134,354	277,700
Deferred gain on sale of building	(47,613)	(47,613)
Goodwill impairment	—	341,989
Life insurance proceeds receivable	(500,000)	—
Stock compensation	19,320	2,300
Change in operating assets and liabilities:
Accounts receivable	219,323	416,345
Inventories	643,826	685,151
Prepaid expenses and other assets	(5,145)	878
Accounts payable and other accrued liabilities	37,384	(130,644)
Salaries, wages and payroll taxes payable	(18,583)	(44,460)

NET CASH USED IN OPERATING ACTIVITIES	(717,817)	(88,873)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(16,647)	(36,149)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving loan	2,590,976	4,144,000
Repayments on revolving loan	(1,993,321)	(3,937,606)

NET CASH PROVIDED BY FINANCING ACTIVITIES	597,655	206,394

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(136,809)	81,372

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	150,328	68,956

CASH AND CASH EQUIVALENTS AT END OF YEAR	$13,519	$150,328

See notes to financial statements.

DOTRONIX, INC.
NOTES TO FINANCIAL STATEMENTS

Years ended June 30, 2003 and 2002

A.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

        Dotronix, Inc. (the “Company”), founded in 1980, originally focused on designing, manufacturing and marketing cathode ray tube (“CRT”) displays. These displays were typically sold to original equipment manufacturers (OEMS) and display system integrators. As the OEM display business has declined due to increased competition from other manufacturers and to the introduction of several new display technologies, the Company has reduced its manufacturing resources through outsourcing and reduced product offerings. Customer interest in the replacement of printed signage with video display signage has resulted in the Company’s efforts to develop and market fully integrated video display systems. Recent changes in computer operating speeds and software programs has made such systems technically capable of displaying full motion video at a reasonable cost. Two customer benefits of these new systems are the increased effectiveness of in-store, large-screen, full-motion video presentations to influence buying decisions and the lower costs associated with changes in video presentations as opposed to costs associated with changes of print based marketing efforts. The Company has secured competitive pricing from reliable vendors for both CRT based products and other display devices such as digital light projectors (DLP) and liquid crystal displays (LCD). The Company is also developing marketing relationships with software companies and companies that provide display content.  There is no assurance that the above efforts will necessarily return the Company to profitability.

Cash equivalents

        The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Stock options

        The Company has elected to continue following the accounting guidance of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the plans when the exercise price of the options is at least equal to the fair market value of the common stock at the date of grant.  Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with the provisions of SFAS No. 123, Accounting for Stock Based Compensation, the Company’s 2003 and 2002 net loss and loss per share would have been changed to the pro forma amounts indicated below:

	Years ended June 30

	2003	2002

Net income as reported	$(1,200,683)	$(1,590,519)
Deduct: Total stock-based employee
compensation expense determined under the
fair value method	(9,000)	(2,100)

Pro forma net loss	$(1,209,683)	$(1,592,619)

Earnings per share:
Basic and diluted - as reported	$(0.29)	$(0.38)

Basic and diluted - pro forma	$(0.29)	$(0.38)

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and results.

	Years ended June 30

	2003	2002

Dividend yield	None	None
Risk free interest rate	5.00%	5.09%
Expected life	10 years	10 years
Expected volatility	175%	148%
Expected fair value of options on grant date	$9,000	$2,100

Fair value of financial instruments

        Cash, receivables, revolving debt, accounts payable, accrued expenses and other liabilities are carried at amounts that reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest that are consistent with current market rates.

Inventories

        Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventories consist of the following at June  30:

	2003	2002

Raw materials	$262,774	$784,410
Work-in-progress	46	103,669
Finished goods	141,771	160,338

Total Inventories	$404,591	$1,048,417

Property, plant and equipment

        Property, plant and equipment are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of twenty-five years for buildings, five years for laboratory equipment, office furniture and fixtures and three years for transportation equipment. Data processing hardware and software is being depreciated over two to five years. Building improvements are depreciated over the remaining useful life of the building at the time of the improvement.

Goodwill

        Goodwill, related to the acquisition of a subsidiary that was then merged into Dotronix, Inc., was amortized using the straight-line method over a 20-year period through the fiscal year ended June 30, 2001. In the fourth quarter of fiscal 2002, goodwill was determined to be impaired in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and was written down to a zero carrying value resulting in approximately $414,000 of amortization expense including $342,000 of impairment charges.

Recognition of revenue

        The Company recognizes revenue when title of the goods passes to the customer.

Research and development

        Selling, general and administrative expenses include research and development costs of approximately $131,000 and $129,000 for the years ended June 30, 2003, and 2002, respectively.

Loss per common share

        Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding.  Diluted loss per share assumes the exercise of stock options and warrants using the treasury stock method, if dilutive. Because of the net losses in fiscal 2003, and 2002, all stock options and warrants, totaling 466,480 and 314,089 for the years ended June 30, 2003 and 2002, respectively, have an anti-dilutive effect and have been excluded from loss per share calculations.

Accounting estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Reserves for inventories and the carrying value of the assets held for sale represents significant management estimates. Actual results could differ from those estimates.

Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 requires that long-lived assets to be disposed of be measured at the lower of carrying amount or fair value less cost to sell. The adoption of SFAS No. 144 in fiscal 2003 had no effect on the Company’s financial statements.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The Standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 replaces previous accounting guidance provided by the Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 in fiscal 2003 had no effect on the Company’s financial statements.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock Based Compensation and provides alternative methods for accounting for a change to the fair value method of accounting for stock-based compensation.  Additionally, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock based-compensation and the related pro-forma disclosure when the intrinsic value method continues to be used. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and all provisions should be applied prospectively.

        In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity.  The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet.

        SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares that the issuing company is obligated to buy back in exchange for cash or other assets.  A second type includes put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets.  The third type of instruments that are liabilities under SFAS No. 150 are obligations that can be settled with shares whose monetary value is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

        Most of the provisions of SFAS No. 150 are consistent with the existing definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions are consistent with the FASB’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own shares.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a non-public entity, as to which the effective date is for fiscal periods beginning after December 15, 2003. The adoption of SFAS 150 in fiscal 2003 had no effect on the Company’s financial statements.

B.   FINANCING ARRANGEMENTS, MANAGEMENT PLANS, GOING CONCERN CONSIDERATIONS AND CAPITAL OBLIGATIONS

        The Company incurred losses of $1.2 million and $1.6 million in fiscal 2003 and 2002, respectively. The $1.2 million loss in fiscal 2003 includes $500,000 of income from life insurance proceeds collected on the death of the Company President in June 2003. In addition, the Company used approximately $718,000 and $89,000 of cash in operations in 2003 and 2002, respectively. Although the Company has made significant progress in reducing its cash requirements, through reductions in manufacturing capacity and personnel, it will continue to need external borrowings to support operations until the operations improve.

        During fiscal 2003, the Company reduced the number of full time employees from 27 to 16 (approximately 41%). During fiscal 2002 the Company reduced the number of full time employees from 41 to 27 (approximately 34%). Operating costs declined by approximately $281,000, or 15% in fiscal 2003 and approximately $504,000, or 21% in fiscal 2002. The Company continues to monitor costs.

        The Company has successfully reduced its manufacturing capacity in a highly volatile and uncertain market that makes in house manufacturing impractical and unprofitable. As part of this effort it has secured competitive pricing for both CRT products and CRT replacement products such as DLP and LCD.

        The Company has also made progress on becoming more valuable to the end user of display devices by incorporating all elements of a display system into the Company’s product offerings. To that end, the Company has developed strong relationships with other companies that provide various hardware, software, installation and maintenance products and services relevant to electronic display systems. Where warranted, the Company is also developing internal capabilities to provide these products and services. The Company has steadily re-educated its customers of its enhanced capabilit1es in an effort to improve sales, and establish a continuing growing revenue stream. There is no assurance that the Company will be successful in executing these strategies.

        The Company moved its manufacturing capability from Eau Claire, Wisconsin to New Brighton, Minnesota, in fiscal 2003. All manufacturing operations other than final assembly have been discontinued.  The Eau Claire building has been closed and is listed or sale or lease with a real estate agent. The Estate of William S. Sadler holds a mortgage on the facility as part of the loan agreement between the Estate and the Company.

        From February 2000 to June 2003, the Company had a revolving credit facility with its President and major shareholder, William S. Sadler. In June 2003, Mr. Sadler died unexpectedly and his Estate (Estate) assumed his interest in the loan. At the time of Mr. Sadler’s death the revolving credit facility had a maximum lending limit of $1,500,000 and was due September 30, 2003. In July 2003, the Company received $500,000 as beneficiary of a life insurance policy on Mr. Sadler that was used to pay down the loan. In September 2003, the personal representatives of the Estate agreed to extend the loan to November 30, 2003, but decreased the loan limit to $1,000,000. As of November 11, 2003, the Company has borrowed the full $1,000,000 available under the revolving credit facility.

        As of June 30, 2003, the Company had a working capital deficit of approximately $580,000 and since that date has continued to consume cash resources.  The Company does not have sufficient cash resources to repay the Estate its revolving line of credit loan that expires on November 30, 2003.

        On November 5, 2003, the personal representatives of the Estate signed a legally binding agreement with the Company obligating the Estate to amend the existing loan documents so as to forgive $850,000 of the $1,000,000 principal amount outstanding under the loan agreement, in exchange for the Company owned manufacturing facility located in Eau Claire, Wisconsin. The Estate holds as collateral a mortgage on this facility. The November 5, 2003 agreement also requires the Estate to extend the term of the loan to November 30, 2008, to subordinate its loan to that of an outside investor and to change the interest rate from the Wells Fargo Bank prime interest rate plus 3% per annum, to 5% per annum. This agreement will also reduce the maximum available borrowing from $1,000,000 to $150,000. In connection with such transaction, the Estate is obligated to surrender to the Company warrants to purchase 365,094 common shares previously issued to Mr. Sadler and the Estate, under the loan agreement.  In exchange, the Estate will receive warrants with a seven-year life to purchase an aggregate of 385,000 common shares at an exercise price of $0.05 cents per share. Both the Company and the Estate agreed to use their best efforts to complete the amendment of documents agreed to, by November 14, 2003. As of the date of filing of this report, the parties and their legal advisors were working on the final documents.

        Interest on outstanding borrowings under the revolving credit facility with the Estate, prior to the November 5, 2003 agreement, was accrued at the Wells Fargo Bank prime interest rate plus 3%.  Additionally, the Company was required to issue warrants to purchase the Company’s stock to the Estate for incremental increases in the outstanding borrowings balance over the previous maximum outstanding balance, one warrant for every $4 of borrowings. The highest outstanding balance under the revolving credit facility at any time since its inception was $1,460,375 on June 4, 2003. The Company has issued all of the warrants required under the loan agreement. No further obligations will occur as the loan limit has been reduced to $150,000. All warrants issued expire four years from the date of grant and have an exercise price equal to the fair market value of the Company’s stock at the date of grant. Under the November 5, 2003 agreement the warrants issued under the loan agreement will be replaced with new warrants with a seven-year life and an exercise price of $0.05.

        The Company recognized interest expense for the fair value of the warrants, which was estimated on the date of grant using the Black-Scholes pricing model based on the following weighted average assumptions:

	Year ended June 30

	2003	2002

Dividend yield	None	None
Risk free interest rate	4.76%	3.84%
Expected life	4 years	4 years
Expected volatility	192%	135%

        The Company issued warrants to purchase 162,269 shares and 16,131 shares in fiscal 2003 and fiscal 2002, respectively. The Company has issued warrants to purchase an aggregate total of 365,094 shares under the loan agreement, with extensions. The weighted average exercise price of these warrants was $0.32, and their weighted average remaining life was 2.2 years at June 30, 2003. The fair value of the warrants totaled approximately $85,700, which was amortized over the term of the loan agreement. Interest expense related to warrants was $20,152 for the year ended June 30, 2003 and $148 for the year ended June 30, 2002.

        On November 5, 2003, an outside investor signed a legally binding agreement obligating the investor to execute various loan documents to extend to the Company a revolving line of credit of $450,000 for one year at 5% per annum. The investor has the option to accept repayment of the loan in Company common shares at a price of $1.50 per share. As additional consideration for the line of credit the investor will receive warrants with a seven year life to purchase 100,000 of Company common shares at an exercise price of ten cents per share. Both the Company and the outside investor agreed to use their best efforts to complete the execution of the loan documents by November 14, 2003. As of the date of filing of this report, the parties and their legal advisors were working on the final documents.

        Company management believes that cash on hand, and cash to be made available under agreements by the Estate and an outside investor, and which the Company, the Estate, and the outside investor have agreed to use their best efforts to complete by November 14, 2003, should be adequate to enable the Company to continue operations in fiscal 2004. As of the date of filing of this report, the parties and their legal advisors were still working on the final documents.

C.   PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consists of the following:

	June 30

	2003	2002

Land	$-0-	$175,000
Building and Building improvements	46,791	1,068,998
Machinery and laboratory equipment	3,397,469	3,417,703
Office furniture and fixtures	819,742	847,428
Data processing equipment	725,739	771,276

	4,989,741	6,280,405
Less accumulated depreciation	4,887,051	5,522,612

	$102,690	$757,953

D.   COMMITMENTS

Leases

        Warehouse facilities, office equipment, computer equipment and vehicles are leased under non-cancelable operating leases.  Minimum future obligations on these operating leases at June 30, 2003, (Note H) are as follows:

Year ending June 30:
2004	$93,000
2005	86,000
2006	74,000
2007	73,000
2008	73,000
Thereafter	61,000

$460,000

        Total operating lease and rent expense for the Company for the years ended June 30, 2003 and 2002 was $178,000 and  $206,000, respectively.

Employment Agreements

        In the year ended June 30, 1999, the Company entered into employment agreements with three employees and granted a total of 26,000 shares of restricted stock to these employees. One third of the stock vested on each of the employees’ first three anniversary dates. The shares are fully vested as of June 30, 2002. Compensation expense under these agreements was $0 and $2,375 for June 30, 2003 and 2002, respectively.

        As of September 2003, Kurt T. Sadler and Robert V. Kling were employed under employment contracts approved by the Board of Directors. Mr. Sadler’s employment agreement provides for a monthly base salary of not less than $6,650 that shall be adjusted annually at the same rate as the average annual salary adjustment of all of the Company’s employees. Mr. Sadler will receive a bonus of 3% of the Company’s quarterly pre-tax earnings if such earnings exceed $50,000 but are below $89,999.  If the Company’s quarterly pre-tax earnings equal or exceed $90,000, Mr. Sadler will receive 5% of such earnings. Stock options for 50,000 shares of common stock will be issued to Mr. Sadler at the rate of 12,500 every six months. The initial stock options for 12,500 shares of common stock will be issued in November 2003. The option price will be closing price on the stock on the day the option is granted, and the option will be for 10 years. If Mr. Sadler’s employment is terminated other than for cause, death or disability, or due to his resignation, or if his responsibilities are materially reduced without his agreement or he is required to relocate without his agreement, then he is entitled to severance payment equal to his then current annual base salary.

        Mr. Kling’s employment agreement provides for a monthly base salary of not less than $6,500 that shall be adjusted annually at the same rate as the average annual salary adjustment of all of the Company’s employees. Mr. Kling will receive a bonus of 3% of the Company’s quarterly pre-tax earnings if such earnings exceed $50,000 but are below $89,999.  If the Company’s quarterly pre-tax earnings equal or exceed $90,000, Mr. Kling will receive 5% of such earnings. Stock options for 50,000 shares of common stock will be issued to Mr. Kling at the rate of 12,500 every six months. The initial stock options for 12,500 shares of common stock will be issued in November 2003. The option price will be closing price on the stock on the day the option is granted, and the option will be for 10 years.  If Mr. Kling’s employment is terminated other than for cause, death or disability, or due to his resignation, or if his responsibilities are materially reduced without his agreement or he is required to relocate without his agreement, then he is entitled to severance payment equal to his then current annual base salary.

E.   STOCKHOLDERS’ EQUITY

        The Company has an incentive stock option plan (1999 Employee Stock Incentive Plan) for employees for the granting of options to purchase up to 250,000 shares of the Company’s common stock.  The options generally vest ratably over six months and expire in ten years.  All options are granted at the closing market price on the date of grant.  No options were granted under this plan in fiscal 2003 or fiscal  2002. Options outstanding at June 30, 2003 total 8,886 that were granted under a previous plan (1989 Stock Option and Restricted Stock Plan) that expired September 11, 1999.

        The Company also has a non-qualified stock option plan for non-employees (1999 Non-employee Director Stock Option and Stock Grant Plan) for the granting of options to non-employee Directors to purchase up to 100,000 shares of the Company’s common stock.  Each non-employee director is automatically granted, on the first business day following the Company’s annual meeting, an option to purchase 2,500 shares of common stock.  New directors receive an initial option grant to purchase 5,000 shares of common stock following the first board meeting at which such director is elected.  The options vest six months from grant date and expire in ten years.  All options are granted at the closing market price on the date of grant.  7,500 options were granted each year in fiscal 2003 and fiscal 2002. 92,500 options are outstanding at June 30, 2003, 32,500 of which were granted under the 1999 plan and 60,000 were granted under a previous plan (1991 Non-employee Director Stock Option Plan), that expired September 11, 1999.

        In addition, each non-employee director is automatically granted, on the first business day following the Company’s annual meeting, 500 shares of common stock. Compensation expense of $120 and $300 was recorded related to these grants in 2003 and 2002, respectively.

        A summary of the status of the Company’s stock options is presented below:

	Years Ended June 30

	2003		2002

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	111,264	$1.22	126,256	$1.33
Granted	7,500	$0.07	7,500	$0.28
Canceled	(17,378)	$1.52	(22,492)	$1.51

Outstanding at end of year	101,386	$1.08	111,264	$1.22

Options exercisable at year end	101,386	$1.08	111,264	$1.22

        The following table summarizes information about stock options outstanding at June 30, 2003:

Options Outstanding Exercisable

Number	Remaining Contractual Life (Years)	Exercise Price

7,500	9.5	$0.07
10,000	6.5	$0.23
7,500	8.5	$0.28
7,500	7.5	$0.31
10,000	4.4	$0.97
10,000	5.4	$1.00
7,500	0.4	$1.25
1,000	2.2	$1.25
12,500	1.4	$1.31
10,000	3.4	$1.64
10,000	2.4	$2.13
7,886	2.0	$2.31

101,386	4.4	$1.08

F.   INCOME TAXES

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, that requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the current period plus or minus the change during the period in deferred tax assets and liabilities.

        A reconciliation of the Company’s income tax provision based on a statutory federal income tax rate of 35% to the Company’s effective rate is as follows:

	Years Ended June 30

	2003	2002

Computed tax benefit at
Federal tax rate	$(420,000)	$(557,000)
State tax rate net of federal benefit	(11,000)	(40,000)
Change in valuation allowance	451,000	574,000
Permanent differences	(7,000)	164,000
Other	(13,000)	(141,000)

Provision (benefit)	$0	$0

        Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company’s assets and liabilities.  Temporary differences, net operating loss carry-forwards and valuation allowances comprising the net deferred taxes on the balance sheets are as follows:

	June 30, 2003 Asset (Liability)	June 30, 2002 Asset (Liability)

Net operating loss carryforward	$3,103,000	$2,677,000
Inventory	426,000	379,000
Tax credit carryforward	93,000	93,000
Sales leaseback gain	81,000	104,000
Accrued liabilities	16,000	13,000
Depreciation	(39,000)	(38,000)
Other	(1,000)	1,000
Valuation allowance	(3,679,000)	(3,229,000)

	$0	$0

        At June 30, 2003, the Company has federal income tax net operating loss carryforwards of approximately $8,460,000 that will expire in 2009 through 2023 and for Minnesota income tax net operating loss carryforwards of $2,191,000 that will expire in 2004 through 2018. Future utilization of loss carryforwards could be limited under Internal Revenue Code Section 382 if there are significant changes in ownership. The Company also has general business tax credit carryforwards of approximately $82,000 that will expire from fiscal 2003 through 2007 and $11,000 of alternative minimum tax credit carryforwards that will not expire.

G.   SEGMENT, GEOGRAPHIC INFORMATION AND CONCENTRATIONS OF CREDIT RISK

        The Company continues to operate in one business segment, display devices, even though the types of displays offered include purchased products and non-CRT based products. Revenues located in geographic regions are summarized as follows:

	Years ended June 30

	2003	2002

United States	$1,582,370	$3,421,205
Foreign	101,425	92,695

	$1,683,795	$3,513,900

        The Company does not have assets outside of the United States.

        Customers with 10% or more of revenues, and top 5 customers,  are as follows:

	2003	2002

A	12%	0%
B	0%	14%
C	4%	12%
Top 5 Customers	30%	40%

        At June 30, 2003, eleven customers represented 77% of accounts receivable. At June 30, 2002, five customers represented 75% of accounts receivable.

        The Company is susceptible to various risks due to the nature of its business, including customer-requested delays in shipments or cancellation of certain orders.

H.   RELATED-PARTY TRANSACTIONS

        During 1999, the Company sold its headquarters in New Brighton, Minnesota to the former president, who was also a major stockholder of the Company, for the net proceeds of $559,000, that resulted in a net gain of $476,000. Simultaneously with the closing of the sale, the Company entered into an operating lease with the president whereby the Company will occupy the building through April 2009. As a result the gain was deferred and is being amortized over the term of the lease. Rental payments are $6,100 per month through April 2004. From May 2004 to April 2009 rent is $2,500 per month plus an additional amount (additional rent) equal to the monthly payments of principal and interest (at June 30, 2003, a rate of 6.4%) on a 15-year loan of $456,000, obtained by the president of the Company, with total monthly payments not to be less than $6,100. At June 30, 2003, the additional rent under these terms would have been $3,947 per month.  The lease agreement has two five-year options with rental payments of $3,000 plus the additional rent and $3,500 plus the additional rent, respectively.  In addition to the rental amounts described above, the Company is responsible for all other costs, fees, expenses and other charges that may arise.

        The Company also leased manufacturing and warehousing facilities from a company that is owned by the former president of the Company. For the years ended June 30, 2003 and 2002, the Company incurred approximately $121,000 and $132,000, respectively, for rental of these manufacturing and warehousing facilities.

        Lease commitments as of June 30, 2003 (Note D) include $427,000 of obligations to the Estate of the former president of the Company.

I.   RETIREMENT PLANS

        The Company has a 401(k) retirement plan for all employees who elect to participate once certain eligibility requirements are met. Each eligible employee may elect to defer 1% to 25% of his or her compensation. The Company may contribute an amount on behalf of each participant equal to a percentage of each participant’s compensation or an amount as determined each year by the Board of Directors. Contributions to the plan by the Company were approximately $8,000 for the year ended June 30, 2002. In November 2001, the Company contributions to the plan were discontinued.

J.   SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow activities are as follows:

	Years ended June 30

	2003	2002

Cash paid during the year for:
Interest	$96,117	$48,531
Income taxes	2,061	2,000
Non-cash investments and financing activities:
Stock issued to employees per employment agreements	900	0
Stock issued to directors	120	300

DOTRONIX, INC.
CONDENSED BALANCE SHEET

ASSETS	March 31 2004	June 30 2003

	(UNAUDITED)
CURRENT ASSETS
Cash and cash equivalents	$190,690	$13,519
Accounts receivable, less allowance for doubtful
accounts of $10,400 and $7,600	97,890	149,839
Life Insurance proceeds receivable	—	500,000
Inventories	331,274	404,591
Prepaid expenses	45,563	11,776

TOTAL CURRENT ASSETS	665,417	1,079,725

PROPERTY, PLANT AND EQUIPMENT	51,265	102,690

ASSETS HELD FOR SALE	—	537,397

TOTAL ASSETS	$716,682	$1,719,812

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Revolving loans payable to a related party	$552,133	$1,365,375
Demand notes payable	135,000	—
Accounts payable	214,909	153,841
Accrued compensation and payroll taxes	36,050	59,650
Other accrued liabilities	21,120	33,664
Current portion-deferred gain on sale of
building to a related party	47,613	47,613

TOTAL CURRENT LIABILITIES	1,006,825	1,660,143

DEFERRED GAIN ON SALE OF BUILDING
TO A RELATED PARTY	194,419	230,130

STOCKHOLDERS’ DEFICIT
Common stock, $.05 par value, 12,000,000 shares
authorized, 4,601,741 and 4,180,341 shares issued
and outstanding	230,087	209,017
Additional paid-in capital	11,035,560	10,941,146
Accumulated deficit	(11,750,209)	(11,320,624)

TOTAL STOCKHOLDERS’ DEFICIT	(484,562)	(170,461)

TOTAL LIABILITIES AND
STOCKHOLDERS’ DEFICIT	$716,682	$1,719,812

See notes to condensed financial statements.

Note:   The balance sheet as of June 30, 2003 has been condensed from the audited financial statements.

DOTRONIX, INC.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three months ended March 31		Nine months ended March 31

	2004	2003	2004	2003

REVENUES	$347,175	$384,852	$858,857	$1,313,649

COST OF SALES	196,795	448,503	457,108	1,296,998

GROSS MARGIN	150,380	(63,651)	401,749	16,651

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSE	285,042	432,446	791,776	1,251,750

LOSS FROM OPERATIONS	(134,662)	(496,097)	(390,027)	(1,235,099)

INTEREST EXPENSE	2,086	29,248	39,558	62,173

NET LOSS	$(136,748)	$(525,345)	$(429,585)	$(1,297,272)

Basic and diluted net loss
per common share	$(0.03)	$(0.13)	$(0.10)	$(0.31)

Average number of common
shares outstanding	4,217,778	4,178,874	4,192,729	4,174,823

See notes to condensed financial statements.

DOTRONIX, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine months ended March 31,
	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(429,585)	$(1,297,272)
Adjustment to reconcile net loss to net cash
provided (used) by operating activities:
Depreciation	58,010	117,606
Recognition of deferred gain on sale of building	(35,711)	(35,711)
Loss on sale of property and equipment	89,880	—
Life insurance proceeds	500,000	—
Inventory write-down	—	215,000
Stock compensation	8,320	10,005
Change in operating assets and liabilities:
Accounts receivable	51,949	258,341
Inventories	73,317	236,792
Prepaid expenses	(33,787)	(26,672)
Accounts payable	61,068	72,004
Accrued compensation and payroll taxes	(23,600)	(32,488)
Other accrued liabilities	(12,544)	(6,010)

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	307,317	(488,405)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(6,935)	(13,194)

CASH FLOWS FROM FINANCING ACTIVITIES
Sale of common stock	107,164	—
Borrowings on demand notes	135,000
Borrowings on revolving loans to a related party	635,393	2,112,377
Repayments on revolving loans to a related party	(1,000,768)	(1,673,657)

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(123,211)	438,720

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	177,171	(62,879)

CASH AND CASH EQUIVALENTS AT THE BEGINNING
OF THE PERIOD	13,519	150,328

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$190,690	$87,449

See notes to condensed financial statements.

DOTRONIX, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

        The balance sheet as of March 31, 2004, the statements of operations for the three and nine month periods ended March 31, 2004 and 2003 and the statements of cash flows for the nine month periods ended March 31, 2004 and 2003 have been prepared by the Company without audit. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2004 and for the three and nine months periods ended March 31, 2004 and 2003 presented herein have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company’s financial statements and notes thereto included in the Annual Report on Form 10-KSB of the Company for the fiscal year ended June 30, 2003.

Stock Options

        The Company uses the accounting guidance of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for options issued under the plans when the exercise price of the options is at least equal to the fair market value of the common stock at the date of grant. Had compensation cost for the stock options issued been determined based on the fair value at the grant date, consistent with the provisions of SFAS No. 123, “Accounting for Stock Based Compensation” the Company’s three and nine months ended March 31, 2004 and 2003 net loss and net loss per share would have been changed to the pro forma amounts indicated below:

	Three months ended March 31		Nine months ended March 31

	2004	2003	2004	2003

Net loss as reported	$(136,748)	$(525,345)	$(429,585)	$(1,297,272)
Deduct: total stock based employee
compensation expense determined
under the fair value method
Pro forma net loss	(3,100)	(263)	(7,400)	(263)

Net loss per share:	$(139,848)	$(525,608)	$(436,985)	$(1,297,535)

Basic and diluted-as reported	$(0.03)	$(0.13)	$(0.10)	$(0.31)
Basic and diluted-pro forma	$(0.03)	$(0.13)	$(0.10)	$(0.31)

Significant Accounting Policies

        The Company has credit policies that establish specific criteria related to credit worthiness that its customers must meet prior to the shipment of product to the customer. The Company periodically makes limited and selective exceptions to its policy of not shipping to customers with overdue balances when the particular customer has met specific criteria that are indicative of such customers’ ability to pay their past due and future balances.

        The Company does not accept returns from customers without its prior authorization. Returns are typically accepted only for damaged or defective goods, or for pricing or shipping discrepancies. The Company reserves the right to refuse authorization of any returns. If the Company accepts an unauthorized return or if a return is the result of a customer error, the customer may be subject to a 10%

handling charge. The Company reserves the right to cancel open orders or backorders for those customers who abuse or excessively use return privileges.

        The Company believes that the selection and application of its accounting policies are appropriately reasoned. The following are the accounting policies that management believes require the most difficult, subjective or complex judgments about matters that are inherently uncertain.

        Inventory Valuation – An inventory write-down is established to reduce inventory to the lower of cost or market for estimated surplus and discontinued inventory items. The amount of the inventory write-down is determined by analyzing historical and projected sales information, plans for discontinued products and other factors. Changes in sales volumes due to unexpected economic or competitive conditions are among the factors that would result in materially different amounts for this item. Because there is considerable uncertainty in the continuation of current sales trends, additional inventory write-downs may be required if revenues remain at current levels, or continue to decline in future periods.

        Allowance for Doubtful Accounts — An allowance is established for estimated uncollectible accounts receivable. The required allowance is determined by reviewing customer accounts and making estimates of amounts that may be uncollectible. Factors considered in determining the amount of the reserve include the age of the receivable, the financial condition of the customer, general business and economic conditions, and other relevant facts and circumstances. Unexpected changes in the aforementioned factors would result in materially different amounts.

        Recognition of Revenue — The Company recognizes revenue when title of the goods passes to the customer.

Related Party Transactions

        On March 31, 2004, the Company sold its assets held for sale (real property in Eau Claire, Wisconsin), and the proceeds of $447,867 from the sale were transferred to the Estate of William S. Sadler, the late president and chief executive officer of Dotronix, to reduce the principal amount outstanding under a loan and security agreement the Company had entered into with Mr. Sadler.

Prospective investors may rely only on the information contained in this prospectus. Dotronix, Inc. has not authorized anyone to provide prospective investors with information different form that contained in this prospectus. The information in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Dotronix, Inc.

Warrants to Purchase 4,183,680 Shares of
Common Stock and
4,183,680 Shares of Common Stock issuable
upon exercise of such Purchase Warrants
(Warrant Dividend)

3,500 Shares of Common Stock issuable upon
exercise of outstanding Purchase Warrants

1,185,000 Shares of Common Stock

_________________

PROSPECTUS

_________________

August 16,   2004